

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2013

<u>Via U.S. mail</u>
Mr. Boping Li
Chief Executive Officer
China Environmental Protection, Inc.
c/o Jiangsu Jinyu Environmental Engineering Co., Ltd.
West Garden, Gaocheng Town
Yixing City, Jiangsu Province
PRC 214214

> **Re: China Environmental Protection, Inc.**
> **Form 8-K Item 4.01**
> **Filed December 31, 2012**
> **File No. 0-53783**

Dear Mr. Li:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

1. Please amend your filing to indicate whether your Board of Directors approved your change of accountants. Refer to Item 304(a)(1)(iii) of Regulation S-K.

2. We note your statement that your former accountant "has not provided any opinions, qualification or modification to our financial statements for each of the past two fiscal years." Please revise to clarify for which year(s) your former accountant has provided any opinions on your financial statements.

3. Item 304 of Regulation S-K describes the disclosure requirements of the Item 4.01 Form 8-K. In order for the former accountants to file the letter required by Item 304, a copy of the filing should be furnished to them as soon as possible, but no later than the date you file the Form 8-K with the Commission. The accountants confirming letter should be filed with an amended Form 8-K on Exhibit 16 within two business days of receipt but no later than ten business days after filing the Form 8-K. Please ensure your amended Form 8-K includes such letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3743 if you have questions regarding these comments.

Sincerely,

/s/ Jenn Do

Jenn Do
Staff Accountant